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RECEIVED
2007 JUL 10 A 10:0

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File No. 82-34816
July 2, 2007

07024987

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Change of Representative Director (Dated June 19, 2007)
- Notice of the Management Systems of SEGA SAMMY HOLDINGS INC. and its Major Subsidiaries (SEGA CORPORATION and Sammy Corporation) (Dated June 19, 2007)

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

June 19, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Representative Director

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on June 19, 2007, resolved to change its Representative Director, as described below:

Description

1. Details of the change:

New Title	Name	Former Title
Executive Vice President and Representative Director	Keishi Nakayama	Executive Vice President and Director

2. Reason for the change:

The Company intends for the new Representative Director to aid its Chairman, President and Representative Director Hajime Satomi, who has assumed the office of President, Representative Director, CEO and COO of its subsidiary SEGA CORPORATION, and also strengthen its group management system and speed up important management decisions.

3. Name and curriculum vitae of the new Representative Director:

Name:	Keishi Nakayama	
Home city:	Yamanashi Prefecture	
Education:	March 1967	Graduated from Aoyama Gakuin University, College of Economics
Date of birth:	July 23, 1942	
Curriculum vitae:	Sept. 1989	Joined Sammy Industry Co., Ltd. (current Sammy Corporation); General Manager, General Affairs Department
	June 1993	Director; General Manager, President Office, Sammy Corporation
	January 2000	Managing Director; General Manager, President Office, Sammy Corporation
	March 2004	Senior Managing Director; Secretary for President Office, Sammy Corporation
	October 2004	Senior Managing Director, the Company
	April 2005	Director, Sammy Corporation (current)
	June 2005	Director, Sammy NetWorks Co., Ltd. (current)
	June 2005	Executive Vice President and Director, the Company

4. Date for assumption of office:

June 19, 2007

- END -

(Translation)

June 19, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of the Management Systems of SEGA SAMMY HOLDINGS INC. and its Major Subsidiaries (SEGA CORPORATION and Sammy Corporation)

Notice is hereby given that at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held after the close of its Ordinary General Meeting of Shareholders held on June 19, 2007 at which Directors and Corporate Auditors were elected, the following Representative Directors, Directors with specific titles, Corporate Auditors and Executive Officers were appointed and assumed office as of the same day. Notice is also given of the new management systems of its important subsidiaries SEGA CORPORATION and Sammy Corporation, as described below:

Description

SEGA SAMMY HOLDINGS INC.

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, President and Representative Director (CEO)	Hajime Satomi	Chairman, President and Representative Director (CEO)
Executive Vice President and Representative Director	Keishi Nakayama	Executive Vice President and Director
Vice Chairman and Director	Hisao Oguchi	Vice Chairman and Director
Senior Managing Director	Tadashi Ishida	Senior Managing Director
Director	Toru Katamoto	Director
(Newly elected) Director	Akio Kioi	Corporate Auditor
(Newly elected) Director	Yuji Iwanaga	
Standing Corporate Auditor	Kazutada Ieda	Standing Corporate Auditor

New Title	Name	Former Title
Corporate Auditor	Toshio Hirakawa	Corporate Auditor
(Newly elected) Corporate Auditor	Hisashi Miyazaki	
(Newly elected) Corporate Auditor	Mineo Enomoto	
(Retired)	Hideki Okamura	Director
(Retired)	Yasuo Tazoe	Director
(Retired)	Ryoichi Arai	Corporate Auditor

2. Executive Officers

New Title	Name	Former Title
Executive Officer and Division Manager of Administration Division	Akira Sugano	Executive Officer and Division Manager of Administration Division
Executive Officer and Division Manager of Corporate Planning Division	Koichi Fukazawa	Executive Officer and Division Manager of Corporate Planning Division
Executive Officer and General Manager of President Office	Michael Masakimi Hotta	Executive Officer and General Manager of President Office
Executive Officer and Deputy Division Manager of Administration Division	Tetsushi Ikeda	Executive Officer and Deputy Division Manager of Administration Division

SEGA CORPORATION

* The new management system of SEGA CORPORATION was publicized on June 13, 2007. The following list is posted just for reference.

1. Directors and Corporate Auditors

New Title	Name	Former Title
President and Representative Director CEO & COO	Hajime Satomi	Chairman, Representative Director and CEO
Executive Vice President and Representative Director	Hisao Oguchi	President, Representative Director and COO
(Newly elected) Senior Managing Director (Amusement Business Group Div.)	Okitane Usui	
Managing Director (Consumer Business Group Div.)	Hideki Okamura	Managing Director (Consumer Business Group Div.)
Corporate Director (Overseas Amusement Business Div.)	Yoshiharu Suzuki	Managing Director (Amusement Business Group Div.)
Corporate Director (Amusement Marketing Development Div.)	Yasuo Tazoe	Corporate Director (Amusement Marketing Development Div.)
Corporate Director	Masanao Maeda	Corporate Director

New Title	Name	Former Title
(Consumer Business Group Div.)		(Consumer Business Group Div.)
Corporate Director (Corporate Group Div.)	Akira Sugano	Corporate Director (Corporate Group Div.)
Corporate Director (Office of the Chairman and the President)	Koichi Fukazawa	Corporate Director (Office of the Chairman and the President)
(Newly elected) Corporate Auditor	Hisashi Miyazaki	
Corporate Auditor	Mineo Enomoto	Corporate Auditor
(Newly elected) Corporate Auditor	Shunichi Shimizu	
(Retired)	Ryoichi Arai	Corporate Auditor
(Retired)	Iwao Nishi	Corporate Auditor

2. <u>Corporate Officers</u>

New Title	Name	Former Title
Senior Executive Officer (Amusement Business Group Div.)	Keiji Mori	Director (Overseas Amusement Business Div.)
Senior Executive Officer (Overseas Consumer Business Div., SEGA Holdings U.S.A., Inc., SEGA EUROPE LTD. and SEGA of America, Inc.)	Naoya Tsurumi	Senior Executive Officer (Overseas Consumer Business Div., SEGA Holdings U.S.A., Inc., SEGA EUROPE LTD. and SEGA of America, Inc.)
Senior Executive Officer (Entertainment Facilities Business Div.)	Toshiya Tabata	Corporate Officer (Amusement Machines Business Div.)
Corporate Officer (Amusement Business Group and Amusement R&D Group)	Yukio Sugino	Corporate Officer (Amusement Business Group and Amusement R&D Group)
Corporate Officer (Amusement Machines Business Div.)	Sigeru Yamashita	Corporate Officer (Amusement Machines Business Div.)
Corporate Officer (Entertainment Facilities Business Div.)	Tsutomu Kiyosue	Corporate Officer (Entertainment Facilities Business Div.)
Corporate Officer (Amusement Domestic Sales Group)	Kouji Yoshida	Corporate Officer (Amusement Domestic Sales Group)
Corporate Officer (Consumer Business Div.)	Hiroyuki Miyazaki	Corporate Officer (Consumer Business Div.)
Corporate Officer (Sega Networks (China) Co., Ltd.)	Shigeru Aoki	Corporate Officer (Sega Networks (China) Co., Ltd.)
Corporate Officer (ALL.Net Development and Strategic Planning Group)	Hiroshi Yagi	Corporate Officer (ALL.Net Development and Strategic Planning Group)
Corporate Officer (Consumer Business Group Div.)	Kazuhiro Yasutomi	Corporate Officer (Consumer Business Group Div.)

New Title	Name	Former Title
Corporate Officer (General Affairs Div.)	Hiroyuki Soga	Corporate Officer (General Affairs Div.)
Corporate Officer (SEGA Shanghai & Co., Ltd.)	Toru Tsujii	Corporate Officer (SEGA Shanghai & Co., Ltd.)
Corporate Officer (Production Group)	Kunihiko Watanabe	Corporate Officer (Production Group)

3. R&D Creative Officers ("R&D CO", hereinafter)

New Title	Name	Former Title
R&D CO (Family Entertainment R&D Dept.)	Hiroshi Uemura	R&D CO (Family Entertainment R&D Dept.)
R&D CO (New Entertainment Software R&D Dept.)	Toshihiro Nagoshi	R&D CO (New Entertainment Software R&D Dept.)
R&D CO (AM Software R&D Group)	Hiroshi Kataoka	R&D CO (AM Software R&D Group)
R&D CO (Attractive Entertainment R&D Group)	Masao Yoshimoto	R&D CO (Attractive Entertainment R&D Group)
R&D CO (Consumer R&D Group)	Takayuki Kawagoe	R&D CO (Consumer R&D Group)
R&D CO (AM Plus R&D Dept.)	Yu Suzuki	R&D CO (AM Plus R&D Dept.)

Sammy Corporation

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman and Representative Director (Chief Executive Officer)	Hajime Satomi	Chairman and Representative Director (Chief Executive Officer)
President and Representative Director (Chief Operating Officer)	Toru Katamoto	President and Representative Director (Chief Operating Officer)
Managing Director (Division Manager of Pachinko and Pachislot Sales & Marketing Division)	Katsuya Kondo	Managing Director (Division Manager of Pachinko and Pachislot Sales & Marketing Division)
Director (General Manager of President Office)	Hideo Yoshizawa	Director (General Manager of President Office)
Director (Division Manager of R&D Group Division and Division Manager of SC R&D Division)	Norio Uchida	Director (Division Manager of R&D Group Division and Division Manager of SC R&D Division)
Director (Division Manager of Hall Total	Yuichi Amari	Director (Division Manager of Hall Total

Service Sales & Marketing Division)		Service Sales & Marketing Division)
Director	Keishi Nakayama	Director
Director	Tadashi Ishida	Director
Standing Corporate Auditor	Toshio Hirakawa	Standing Corporate Auditor
(Newly elected) Standing Corporate Auditor	Kichitaro Mukai	
Corporate Auditor	Etsuo Sakai	Corporate Auditor
Corporate Auditor	Akio Kioi	Corporate Auditor

2. Executive Officers

New Title	Name	Former Title
Executive Officer (Division Manager of PC R&D Division)	Kazuhiro Sumitani	Executive Officer (Division Manager of PC R&D Division)
Executive Officer (Division Manager of Production Division)	Kazuo Nishimura	Executive Officer (Division Manager of Production Division)
Executive Officer (Division Manager of Corporate Division)	Hideo Hayashide	Executive Officer (Division Manager of Corporate Division)
Executive Officer (Deputy Division Manager of Pachinko and Pachislot Sales & Marketing Division)	Masao Tamura	Executive Officer (Deputy Division Manager of Pachinko and Pachislot Sales & Marketing Division)
Executive Officer (Division Manager of PS R&D Division)	Tomomi Yamazaki	Executive Officer (Division Manager of PS R&D Division)
Executive Officer (sent on loan to Sammy Systems Co., Ltd.)	Yasuhiko Yoshimura	Executive Officer (sent on loan to Sammy Systems Co., Ltd.)
(Newly elected) (* 1) Executive Officer (Deputy Division Manager of Hall Total Service Sales & Marketing Division)	Takashi Komiya	
Executive Officer and Creative Officer (Deputy Division Manager of PC R&D Division)	Masato Arai	Executive Officer and Creative Officer (Deputy Division Manager of PC R&D Division)
Executive Officer and Creative Officer (Deputy Division Manager of PS R&D Division)	Ayumu Hoshino	Executive Officer and Creative Officer (Deputy Division Manager of PS R&D Division)

* Takashi Komiya is expected to assume the office of Deputy Division Manager of Hall Total Service Sales & Marketing Division as of July 1, 2007.

- END -

END